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                          MAXICARE HEALTH PLANS, INC.



                       28,088,072 SHARES OF COMMON STOCK


                           OFFERED PURSUANT TO RIGHTS


                         DISTRIBUTED TO STOCKHOLDERS OF


                          MAXICARE HEALTH PLANS, INC.



To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:



     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Maxicare Health Plans, Inc. ( the "Company") of 28,088,072 newly-issued shares of its common stock (the "Common Stock"), at a subscription price of $1.00 per share, pursuant to subscription rights (the "Rights") initially distributed to holders of record of Common Stock as of the close of business on September 14, 2000 (the "Record Date"). The Rights are described in the Prospectus and evidenced by a Subscription Certificate registered in your name or the name of your nominee.



     Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner. Each whole Right entitles its holder to subscribe for and purchase one and one-half shares of Common Stock for $1.00. No fractional shares will be issued; if a fractional share would be issued upon the exercise of Rights as a result of the ratio described above, the number of shares issued to such owner will be rounded up to the nearest whole share. Holders subscribing for the full amount of this basic subscription right will also be entitled to exercise over-subscription rights, as described in the Prospectus.



     We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:



          1. The Prospectus for this offering;



        2. Our 1999 Form 10-K Annual Report and our June 30, 2000 Form 10-Q Quarterly Report;



        3. A form of letter which may be sent by you to your clients on whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights; and



          4. A Notice of Guaranteed Delivery for Subscription Certificates.



     Your prompt action is requested. The Rights will expire on September 29, 2000, at 5:00 p.m., New York City time, unless the subscription period for this rights offering is extended by the Company, in its sole discretion, for up to an additional 30 days (the "Expiration Date").



     To exercise the Rights, a properly completed and executed set of instructions from the beneficial owner to you (unless the guaranteed delivery procedures are complied with) indicating the amount of Basic Subscription Rights and, if applicable, the amount of Over-subscription Rights, to be exercised, and payment in full for all Basic Rights, and if applicable, Over-subscription Rights, must be delivered to American Stock Transfer & Trust Company as subscription agent for Maxicare Health Plans, Inc., as indicated in the Prospectus, prior to the Expiration Date. Shareholders eligible to and electing to exercise Over-subscription Rights may elect to defer payment until no later than 10 days

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after the Company's transmittal of a letter of instructions setting forth such pro-rations, if any, as may be necessary to the Over-subscription shares requested.



     Additional copies of the enclosed materials may be obtained from Mackenzie Partners, Inc., the information agent for this rights offering, at 156 Fifth Avenue, New York, NY 10010. You may call Mackenzie Partners, Inc. toll free at:
1 (800) 322-2885.



                                          Very truly yours,



                                          MAXICARE HEALTH PLANS, INC.